SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(NAME OF ISSUER)

Common Stock, Par Value $0.01 Per Share
_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Gregory N. Roberts
c/o A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230,
Santa Monica, CA 90401
(310) 587-1477

_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2014
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Gregory N. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _________[1]
	8	SHARED VOTING POWER 903,894
	9	SOLE DISPOSITIVE POWER _________[1]
	10	SHARED DISPOSITIVE POWER 903,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [903,894 + __________]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [___%]
14	TYPE OF REPORTING PERSON IN

[1]	This number should be the number of stock options granted to Mr. Roberts to replace the 322,500 stock options relating to Spectrum Group International, Inc. common stock.

CUSIP No. 00181T10                13D

1		NAME OF REPORTING PERSONS William Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,790
	8	SHARED VOTING POWER 778,938
	9	SOLE DISPOSITIVE POWER 233,790
	10	SHARED DISPOSITIVE POWER 778,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Silver Bow Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 778,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 778,938
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

This Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, March 20, 2014.

Item 1.    Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation

(the “Issuer”). The principal executive offices of the Issuer are located at 429 Santa Monica Blvd., Suite 230, Santa Monica, CA 90401.

Item 2.	Identity and Background

(a)        This Statement is being filed by Gregory N. Roberts, William Richardson and Silver Bow Ventures LLC (collectively the “Reporting Persons”).

(b)        The address of Gregory N. Roberts, William Richardson and Silver Bow Ventures LLC is c/o A-Mark Precious Metals, Inc., 429 Santa Monica Blvd., Suite 230, Santa Monica, CA 90401.

(c)        The principal occupation of Gregory N. Roberts is Chief Executive Officer of the Issuer. The principal occupation of William Richardson is Chief Executive Officer of W.A. Richardson Builders, LLC. The principal business of Silver Bow Ventures LLC is the investment in securities. Gregory N. Roberts and William Richardson each owns fifty percent of the outstanding membership interests in Silver Bow Ventures LLC.

(d)-(e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Gregory N. Roberts and William Richardson is a citizen of the United States. Silver Bow Ventures LLC is a limited liability company formed under the laws of the State of Nevada.

Item 3.	Source and Amount of Funds

The Reporting Persons, who are beneficial owners of common stock of Spectrum Group International, Inc. (“SGI”), are filing this Schedule 13D to report the acquisition of beneficial ownership of the Issuer’s Common Stock as a result of the distribution (the “Distribution”) by SGI to its stockholders on a pro rata basis of all of the outstanding shares of Common Stock of the Issuer on March 14, 2014, as more fully described in the Issuer’s Prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 and Prospectus Supplements filed by the Issuer with the SEC on February 27, 2014 and February 28, 2014 (together, the “Prospectus”). Pursuant to the Distribution, each holder of shares of SGI common stock received one share of Common Stock for every four shares of SGI common stock held, for no consideration. In addition, as described in the Prospectus, the Issuer has issued compensatory stock options to Mr. Roberts to replace certain compensatory stock options previously granted by SGI.

Item 4.    Purpose of the Transaction

The securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes. Gregory N. Roberts is the Chief Executive Officer and a director of the Issuer, and therefore would be deemed to be a control person with respect to the Issuer. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to his or its investment decision, such Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c).     As a result of the Distribution, Mr. Richardson has beneficial ownership of 1,012,728 shares of Common Stock (13.7% of the outstanding class), Silver Bow Ventures LLC has beneficial ownership of 778,938 shares of Common Stock (10.5% of the outstanding class), and Mr. Roberts has beneficial ownership of [903,894 + ______] shares of Common Stock (__% of the outstanding class). Mr. Richardson’s and Mr. Roberts’ beneficial ownership in each case includes the shares of Common Stock owned directly by Silver Bow Ventures LLC, as to which Mr. Richardson and Mr. Roberts share voting and dispositive power. In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Richardson has sole voting and sole dispositive power over ______ shares of Common Stock. In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Roberts shares voting power and dispositive power with his spouse over _____ shares of Common Stock, and has the currently exercisable right to acquire beneficial ownership (as sole voting and sole dispositive power) of ______ shares of Common Stock. Such stock options were granted effective March 19, 2014 by the Issuer to replace certain cancelled stock options previously granted by SGI.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on 7,402,663 shares of Common Stock estimated by the Issuer to be distributed in the Distribution and outstanding immediately thereafter, as of March 14, 2014, in the Issuer’s Prospectus Supplement filed with the SEC on February 28, 2014, and applicable provisions of Rule 13d-3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding stock options held by Gregory N. Roberts, as set forth in Items 3 and 5(a) – (c) above, is incorporated by reference into this Item.

Item 7.    Material to be Filed as Exhibits

Exhibit No.         Description

99.1         Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March __, 2014 ______________________ Gregory N. Roberts ______________________ William Richardson Silver Bow Ventures LLC By: ______________________ Name: Gregory N. Roberts Title: Member